Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1 – Name and Address of Company

Brookfield Business Corporation (“BBUC”)

250 Vesey Street

15th Floor

New York, NY

10281

Item 2 – Date of Material Change

September 25, 2025

Item 3 – News Release

A news release announcing the material change referred to in this report was issued through Globe Newswire and filed on the System for Electronic Data Analysis and Retrieval + on September 25, 2025.

Item 4 – Summary of Material Change

On September 25, 2025, Brookfield Business Partners L.P. (“BBU”) and BBUC jointly announced the approval of plans to simplify their corporate structure by converting BBU and BBUC into one publicly traded Canadian corporation (“BBU Inc.”). All BBU limited partnership units (“BBU LP Units”), BBUC class A exchangeable shares (“Exchangeable Shares”) and redemption-exchange units in BBU (“REUs”) held by Brookfield will be exchanged for new class A shares of BBU Inc. (“Class A Shares”) on a one-for-one basis. The Class A Shares are expected to be listed on both the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) and have a market capitalization that reflects the combined capitalization of BBU and BBUC.

The transaction is expected to be implemented pursuant to a court-approved plan of arrangement under the laws of the Province of British Columbia (the “Arrangement”) and will require BBU unitholder and BBUC shareholder approval, as well as customary regulatory approvals for a transaction of this nature.

Item 5 – Full Description of Material Change

5.1 – Full Description of Material Change

On September 25, 2025, BBU and BBUC jointly announced the approval of plans to simplify their corporate structure by converting BBU and BBUC into one publicly traded Canadian corporation. All BBU LP Units, Exchangeable Shares and REUs held by Brookfield will be exchanged for Class A Shares on a one-for-one basis. The Class A Shares are expected to be listed on both the NYSE and TSX and have a market capitalization that reflects the combined capitalization of BBU and BBUC.

The anticipated benefits of the Arrangement include (i) broader access to global investors who prefer corporate structures, (ii) improved consolidated trading liquidity through a single listed security, (iii) increased demand from expected index inclusion, (iv) simplified financial reporting and elimination of partnership tax reporting forms, and (v) the transaction is tax-deferred for Canadian and U.S. investors.

BBU and BBUC are expected to cease to be reporting issuers following closing of the Arrangement and BBU Inc. is expected to become a reporting issuer. There will be no change to Brookfield’s ownership of Brookfield Business Partners as a result of the transaction.

Following closing of the Arrangement, BBU Inc. will adopt a dividend policy consistent with the current policies of BBU and BBUC and expects to pay an annual dividend of $0.25 per share. The management fee payable to Brookfield Asset Management will be based on the market capitalization of BBU Inc. rather than the combined market capitalization of BBU and BBUC. Brookfield Asset Management will also receive incentive distributions based on the trading price of BBU Inc., consistent with Brookfield’s existing arrangements.

The Arrangement will require BBU unitholder and BBUC shareholder approval, as well as customary regulatory approvals for a transaction of this nature.

An independent committee of each of BBU and BBUC comprising independent directors has been formed to review the Arrangement. The Arrangement is expected to be completed during the first quarter of 2026.

5.2 – Disclosure for Restructuring Transaction

Not applicable.

Item 6 – Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

For additional information, please contact A.J. Silber, Managing Director and General Counsel of BBUC at 416-363-9491.

Item 9 – Date of Report

October 3, 2025

Caution Regarding Forward-Looking Statements

This material change report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the applicable Canadian and U.S. securities laws. Forward-looking statements and information include statements that are predictive in nature, depend upon or refer to future results, events or conditions, include statements regarding Brookfield Business Partners’ beliefs on certain benefits of the transaction, the receipt of unitholder and shareholder approvals, regulatory approvals and court approval that are necessary for the completion of the transaction, the anticipated timing of the transaction, and the anticipated tax treatment of the transaction for securityholders resident in Canada and the U.S., and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”. There can be no assurance that we will enter into a definitive agreement for the transaction or that the transaction will occur as approved or at all. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this material change report.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements and information include, but are not limited to: the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation, commodity prices and volatility in the financial markets; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; business competition, including competition for acquisition opportunities; strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; changes to U.S. laws or policies, including changes in U.S. domestic and economic policies as well as foreign trade policies and tariffs; technological change; litigation; cybersecurity incidents; the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism; operational, or business risks that are specific to any of our business services operations, infrastructure services operations or industrials operations; changes in government policy and legislation; catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics; changes in tax law and practice; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our annual report for the year ended December 31, 2024 filed on Form 20-F. Certain additional risks and uncertainties specific to the proposed Arrangement will be further described in the management information circular to be mailed to BBU unitholders and BBUC shareholders in advance of the meeting to consider, and if desirable, approve the Arrangement.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.